EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO FOUNDATION AND THE LUHWINDJA COMMUNITY CELEBRATE HANDOVER OF NEW PRIMARY SCHOOL

Toronto, Canada – December 6, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to report that the Banro Foundation, a registered charity in the Democratic Republic of the Congo (the "DRC"), has officially handed over to the community of Luhwindja in the South Kivu province of the DRC the new Chiburhi Primary School. The project was financed and built by the Banro Foundation using local contractors and labour. Luhwindja is located near Banro’s Twangiza gold exploration and development project.

The handover of the project took place in an official ceremony in Luhwindja on Monday  November 29, 2010 and was attended by almost 1,000 local villagers and school children. Among the local leaders in attendance were the provincial minister of education, a senior representative of the ministry of mines, and the local tribal and administrative leadership. A delegation of Banro employees was led by Company Vice President of Corporate Development, Martin Jones.

With 12 classrooms serving almost 600 students, a conference room and library, the Chiburhi  primary school is the largest of the three schools built to date by the Banro Foundation. With its completion, the Banro Foundation has since 2009 completed the construction of two new high schools and a primary school, a potable water delivery system serving 18,000 people in four villages, a new health care centre, the construction or re-construction of over 100 kilometres of roads and bridges and two shipments of medical equipment from Canada to several regional hospitals and clinics.

The Banro Foundation is currently completing construction of a fourth school, near its Namoya project, and a women’s training and resource centre near its Lugushwa project. Among the Foundation’s plans for 2011 are the construction of a regional marketplace at Luhwindja, the construction of three new primary schools, and the rehabilitation of a primary school and a secondary school. The Banro Foundation is also working with the Twangiza mine development team at Banro Corporation and with local NGOs to promote skills development and alternative livelihood strategies for artisanal miners and enhanced agricultural skills for local farmers.

The Banro Foundation is a registered charity based in Bukavu, DRC and funded by the Company with a mandate to improve the lives of thousands of people living in South Kivu and Maniema provinces through strategic investments in education, health and infrastructure development and to provide humanitarian assistance as needed. Among the principles guiding the work of the Banro Foundation is a focus on needs identified by local community leaders, with priority given to projects that benefit communities as a whole. Where possible, the Foundation employs local labour in its initiatives.

Photographs of the Ceremony will be available soon on the Banro website at www.banro.com.

More information about the Banro Foundation, including a comprehensive list of projects to date, as well as the Company’s other Corporate Social Responsibility initiatives, can be viewed at www.banro.com/s/CorporateResponsibility.asp or in French at www.banro.com/s/FR-Corporate-Responsibility.asp.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC.  Led by a proven management team with extensive gold and African experience, the Company has commenced construction of "Phase I" of its flagship Twangiza project. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.